Mail Stop 4561

August 15, 2008

Ms. Mary Thomas
Principal Financial Officer
Le@P Technology, Inc.
5601 N. Dixie Highway, Suite 411
Fort Lauderdale, FL 33334

      Re: Le@P Technology, Inc.
              Form 10-KSB for the year ended December 31, 2007
              File No. 0-05667

Dear Ms. Mary Thomas:

We have reviewed your first response letter filed on August 8, 2008 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the fiscal year ended December 31, 2007

1. We note from your response letter that management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year and that management's position is that disclosure controls and procedures were not impacted by the failure to complete the report on internal control over financial reporting for inclusion in the annual filing. We are unable to agree with your position that failure to include such disclosure in your annual filing is simply an inadvertent omission. As such, please amend your Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding these comments.

Sincerely,

Kevin Woody
Branch Chief